Law Offices
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue,  NW, Suite 500
Washington, DC 20036
(202) 822-9611

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

October 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. James E. O’Connor, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-404555

Dear Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”) and the Nationwide Small Company Growth Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on August 15, 2011, with regard to Post-Effective Amendment No. 112 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 1, 2011, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fees and Expenses:

1.
Comment:  Footnote 2 of the Fees and Expenses table states that the Trust and Nationwide Fund Advisors have entered into a written contract limiting operating expenses to 0.95% but excluding Rule 12b-1 fees, administrative services fees, and “certain other expenses.” Please list all of the “certain other expenses” in Footnote 2.  (Page 2).

Response: The Footnote has been amended to read as follows:

Nationwide Mutual Funds (the “Trust”) and Nationwide Fund Advisors (the “Adviser”) have entered into a written contract limiting operating expenses to 0.95% (excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other non-routine expenses not incurred in the ordinary course of a Fund’s business).

Example

2.
Comment:  Please confirm to us that the figures shown in the Example will give effect to the contractual fee waiver/expense reimbursement only for the period expressed in Footnote 2 to the Fee Table and thereafter will reflect the Fund’s total annual fund operating expenses without showing the effect of the waiver/reimbursement.  (Page 3).

Response: Yes, the figures shown in the Example will give effect to the contractual fee waiver/expense reimbursement only for the period expressed in Footnote 2 to the Fee Table and thereafter will reflect the Fund’s total annual fund operating expenses without showing the effect of the waiver/reimbursement.

3.	Comment: Does the Fund impose sales charges on reinvested dividends? (Page 3).

Response:  No, the Fund does not impose sales charges on reinvested dividends, and therefore the narrative discussing such charges was not included following

U.S. Securities and Exchange Commission

the Example.  However, the following disclosure was added to page 9 of the prospectus at the end of the section headed “Class A Shares:”

No front-end sales charge applies to Class A shares that you buy through reinvestment of Fund dividends or capital gains.

Principal Investment Strategies

4.	Comment: Add “, plus any borrowings for investment purposes” to the disclosure stating “the Fund invests as least 80% of its nets assets . . . .” (Page 3).

Response:  This disclosure has not been added, as the Fund does not borrow for investment purposes.

5.
Comment:  The subsection is too long for the summary section. We suggest that one way to reduce its size would be to eliminate the selection criteria paragraph, [the second paragraph of the section] which is fairly generic, as well as general.  (Page 3).

Response:  The Registrant is aware of the Staff’s concerns about the size of the summary prospectus, but is comfortable that the page limit guidelines of the summary prospectus will not be exceeded, and that the summary prospectus will remain at three pages in length. Moreover, the Registrant believes that the information provided is essential in order to provide an investor a meaningful understanding of the Fund’s strategy.

Principal Risks

6.
Comment: Will the Fund be sold by the affiliated Nationwide Bank or any other insured depository institution?  If so, please include the disclosure required by Item 4(b)(1)(iii) and General Instruction C.3(b) of Form N-1A.  (Page 3).

Response:  The Fund is not advised by or sold by the affiliated Nationwide Bank, or through any other insured depository institution.

7.
Comment: Please confirm to us that the Fund will not concentrate investments.  We note that the Investment Restrictions in the SAI indicate that the U.S. Small Cap Value Fund will concentrate investments.  (Page 3).

Response:  The Fund may not purchase the securities of any issuer if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of issuers, the principal activities of which are in the same industry.

U.S. Securities and Exchange Commission

How the Funds Invest: Nationwide Small Company Growth Fund, Principal Investment Strategies:

8.	Comment: Add “, plus any borrowings for investment purposes” to the disclosure stating “the Fund invests as least 80% of its nets assets . . . .” (Page 5).

Response:  This disclosure has not been added, as the Fund does not borrow for investment purposes.

9.
Comment: Please revise the definition of “small-cap companies” to define small cap by means of specific market capitalizations (e.g., “The Fund defines small cap companies as those, which at the time of purchase, have capitalizations ranging between $250 million to $3 billion.”).  This definition may be based on capitalizations of companies in an index generally recognized as “small cap,” as of the most recent reconstitution date of the index.  In addition, this definition of “small-cap companies” must be included in the summary section.  (Page 5).

Response:  The Registrant has elected not to include capitalization ranges for benchmark indexes in the summary section of the prospectus, and believes that  the current disclosure is appropriate and preferable, as “small-cap companies” are defined in the Item 9 section of the statutory prospectus.  Additionally, the requested disclosure does not appear to be required by Form N-1A or by Rule 35d-1 under the Investment Company Act of 1940.

Fund Management: The Subadviser’s Past Performance:

10.
Comment: Is the Similar Mutual Fund the only other fund that the subadviser manages?  Does the subadviser manage any other funds with substantially similar objectives, policies, and risks?  Does the subadviser advise the entire Fund?  Does/did the subadviser advise the entire account? (Page 7).

Response:  The Similar Mutual Fund is the only other fund that Brown Capital manages with substantially similar objectives, policies, and risks. Brown Capital advises the entire Fund.

11.
Comment: Under the heading “The Subadviser’s Past Performance,” the clause, “there are no material differences between the investment objectives, policies and risks as those of the Nationwide Small Company Growth Fund[,]” does not make sense.  (Page 7).

Response:  The sentence has been revised to read: “there are no material differences between the investment objectives, strategies, policies and risks of the Similar Mutual Fund and those of the Nationwide Small Company Growth Fund.”

U.S. Securities and Exchange Commission

12.
Comment: Clarify whether the expenses of the Similar Fund have been adjusted to reflect the expenses of the Fund.  If not, and the expenses of the Similar Fund are lower, state that the use of the Fund’s expense structure would have lowered the performance of the Similar Fund.  If the expenses of the Similar Fund have been adjusted, please inform us whether the projected expenses of the Fund are lower than the actual expenses of the Similar Fund so that the adjusted performance of the Similar Fund would be higher.  (Page 7).

Response: The relevant disclosure has been revised, and now states, in bold font that “[t]he performance of the Similar Mutual Fund has not been adjusted to reflect the expenses of the Nationwide Small Cap Growth Fund.”

Investing With Nationwide Funds: Exchanging Shares

13.
Comment: Investors often do not understand that an exchange is a taxable sale despite the fact that they do not receive any proceeds.  Please state here, as well as in the tax section, that an exchange is a sale that will result in taxable gain or loss if the funds are not part of an IRA or pension plan.  (Page 15).

Response:  Page 20 of the prospectus, under the heading “Selling and Exchanging Shares,” includes the following disclosure:

For tax purposes, an exchange from one Nationwide Fund to another is the same as a sale.

The Registrant believes that this disclosure is sufficient to satisfy the requirements of Form N-1A.

Investing With Nationwide Funds: Fair Valuation

14.	Comment: Please mention the requirements of Rule 22c-2 regarding shareholder information agreements. (Page 17).

Response:  We respectfully decline to make this change, as it does not appear to be required by Form N-1A or by Rule 22c-2 under the Investment Company Act of 1940.

U.S. Securities and Exchange Commission

Statement of Additional Information

Investment Restrictions

Note:
For comments 15-24, the Registrant respectfully declines to make the requested changes, as fundamental restrictions may not be changed without shareholder approval. The Registrant therefore believes that it would not be appropriate to make substantive changes to investment restriction disclosure at this time.  Comments 15-24 are listed below.

15.
Comment: Please clarify the statement regarding the Fund’s policy with respect to borrowing or issuing senior securities.  Under Section 18(f)(1) an open-end fund may not issue senior securities, although borrowings from banks that continuously satisfy the 300% asset coverage requirement are permitted.  Please clarify that the Fund may not borrow from banks, except to the extent that it continuously maintains 300% asset coverage on the borrowings.  Please clarify that the Fund will not issue senior securities.  Accordingly, the Fund may only enter into reverse repos, other non-bank borrowings, or leveraging to the extent that it sets aside, and marks to market daily, liquid securities equal to the Fund’s personal obligation or economic exposure under the instruments.  (Page 47).

16.
Comment: Remove “or more” from the sentence “[m]ay not purchase the securities of any issuer if, as a result, 25% or more than (taken at current value) . . .” and insert text so the sentence reads, “ [m]ay not purchase the securities of any issuer if, as a result, more than 25% (taken at current value) . . . .”  (Page 47).

17.	Comment: Replace “total assets” with “net assets.” (Page 47).

18.	Comment: Delete “group of industries” from the sentence ending “the principal activities of which are in the same industry or group of industries.” (Page 47).

19.
Comment: Please clarify that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act.  We note that the Fund’s lending activities are neither specifically permitted nor restricted by Section 18(f)(1) or any other specific provision of the 1940 Act.  See “The Brinson Funds” No-Action Letter, November 25, 1997.  Confirm that the obligations of the sellers to repurchase securities under repurchase agreements will be “collateralized fully” under Rule 5b-3.  Please explain the role of the board with respect to the Fund’s lending activities.  Please confirm that the Fund will receive all of the income on the collateral invested by the Fund.  (Page 47).

Investment Restrictions: The Index Funds

U.S. Securities and Exchange Commission

20.           Comment: Remove “or more” from the sentence “[m]ay not purchase the securities of any issuer if, as a result, 25% or more than (taken at current value) . . . .” and insert text so the sentence reads, “ [m]ay not purchase the securities of any issuer if, as a result, more than 25% (taken at current value) . . . .”  (Page 48).

21.	Comment: Replace “total assets” with “net assets.” (Page 48).

Investment Restrictions: The Nationwide Enhanced Income Fund, Nationwide International Value Fund and Nationwide U.S. Small Cap Value Fund

22.
Comment: Remove “or more” from the sentence “[m]ay not purchase the securities of any issuer if, as a result, 25% or more than (taken at current value) . . . .” and insert text so the sentence reads, “ [m]ay not purchase the securities of any issuer if, as a result, more than 25% (taken at current value) . . . .”  (Page 48).

23.	Comment: Replace “total assets” with “net assets.” (Page 48).

Investment Restrictions: The Nationwide International Value Fund and Nationwide U.S. Small Cap Value Fund

24.
Comment: Please clarify the statement regarding the Fund’s policy with respect to borrowing or issuing senior securities.  The Fund may borrow from banks provided that it continuously satisfies the 300% asset coverage requirement of Section 18(f)(1).  Please further clarify that because the Fund cannot issue senior securities it may only enter into short sales and reverse repos to the extent that is sets aside in a segregated account, and markets to market daily, liquid securities, such as cash or treasuries, equal to the Fund’s potential obligation or economic exposure under the instruments.  See Release 10666.  (Page 48).

Investment Restrictions: The Nationwide U.S. Small Cap Value Fund

25.	Comment: Add “, plus borrowings for investment purposes,” to the sentence “[h]old less than 80% of the value of its net assets . . . .”. (Page 49).

Response:  This disclosure has not been added, as the Fund does not borrow for investment purposes.

Trustees and Officers of the Trust

26.
Comment: There needs to be a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the particular Trustee was qualified to serve.  It is not sufficient to simply list the job titles of each of the Trustees.  See Item 17(b)(3)(iii).  (Page 51).

U.S. Securities and Exchange Commission

Response:  The last column of the table, under the heading “Experience, Qualifications, Attributes, and Skills for Board Membership” discusses the various elements that led to the conclusion that each particular Trustee is qualified to serve.  We believe that this disclosure satisfies the Registrant’s obligations under Item 17 of Form N-1A, and Regulation S-K under the Securities Act of 1933.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire